EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

June 10, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams and Tim Buchmiller
Division of Corporation Finance,
Office of Life Sciences

Re:	Alzamend Neuro, Inc. Registration Statement on Form S-1 (No. 333-255955) Registration Statement on Form 8-A (No. 001- )

Ladies and Gentlemen:

This letter will serve to withdraw the request for acceleration made yesterday by our client Alzamend Neuro, Inc.

Alzamend Neuro intends to seek acceleration of effectiveness of the above-referenced Registration Statements to 4:00 p.m., Eastern time, on Monday, June 14, 2021, or as soon as possible thereafter, and is re-submitting its request later this afternoon.

Thank you for your assistance.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Stephan Jackman Henry C.W. Nisser, Esq.